Exhibit 99.1

PRESS RELEASE

For Immediate Release

AVIANCA ANNOUNCES EXPIRATION AND FINAL RESULTS OF

EXCHANGE OFFER AND SETTLEMENT

November 1, 2019 – Avianca Holdings S.A. (the “Company” or “Avianca”) today announced the expiration and final results with respect to its offer to exchange (the “Exchange Offer”) any and all of its existing 8.375% Senior Notes due 2020 (the “Existing Notes”) for new 8.375% Senior Secured Notes due 2020 (the “Exchange Notes”).

As of 12:01 a.m., New York City time, on November 1, 2019 (the “Expiration Deadline”), $484,419,000 aggregate principal amount of Existing Notes, representing approximately 88.1% of the total outstanding principal amount of the Existing Notes, had been validly tendered for exchange and not validly withdrawn, as confirmed by the information agent for the Exchange Offer. All holders who tendered as of the Expiration Deadline will receive the “Total Exchange Consideration,” as set forth in the table below, per $1,000 of Existing Notes, plus accrued and unpaid interest in cash on Existing Notes accepted for exchange through, but not including, the settlement date for the Exchange Offer.

Existing Notes	CUSIP/ISIN	Principal Amount Outstanding	Base Exchange Consideration	Early Participation Payment	Total Exchange Consideration (1)
8.375% Senior Notes due 2020	CUSIP: P0605NAA9; 05367EAA3 ISIN: USP0605NAA92; US05367EAA38	U.S. $550 million	U.S. $950	U.S. $50	U.S. $1,000

(1)

Principal amount of Exchange Notes per each U.S. $1,000 principal amount of Existing Notes validly tendered (and not validly withdrawn) on or before the Early Participation Deadline. Does not include the applicable accrued interest.

Avianca also announced today that all conditions required to consummate the Exchange Offer have been satisfied. Accordingly, the settlement date of the Exchange Offer will be today, November 1, 2019. $484,419,000 aggregate principal amount of Exchange Notes will be issued.

The Exchange Offer was made, and the Exchange Notes were offered and issued, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in reliance upon the exemption from the registration requirements of the Securities Act and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act.

This press release does not constitute an offer to buy or the solicitation of an offer to sell the Existing Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Exchange Notes or the New Notes, nor shall there be any sale of the Exchange Notes or the New Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Exchange Notes and the New Notes have not been registered under the Securities Act or the securities laws of any state and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release is being issued pursuant to and in accordance with Rules 135c and 135e under the Securities Act.

For further information, please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

Avianca is the commercial brand that identifies the passenger, cargo transportation airlines and on ground services integrated in the Company with a team of more than 21,000 employees. The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.